UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ⬜ Form C: Offering Statement
- ⬜ Form C-U: Progress Update
- ⬜ Form C/A: Amendment to Offering Statement
  - ⬜ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ⬜ Form C-AR/A: Amendment to Annual Report
- ⬜ Form C-TR: Termination of Reporting

Name of issuer
Aladdin Scheme Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> November 9, 2021

Physical address of issuer
251 Little Falls Dr., Wilmington, DE 19808

Website of issuer
https://www.aladdin.ng/

Current number of employees
27

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$564,733.00	$307,776.00
Cash & Cash Equivalents	$84,075.00	$15,508.00
Accounts Receivable	$23,919.00	$52,141.00
Short-term Debt	$16,975.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$281,018.00	$143,071.00
Cost of Goods Sold	$29,306.00	$20,963.00
Taxes Paid	$0.00	$0.00
Net Income	$323,626.00	-$16,854.00


April 30th 2023

FORM C-AR

Aladdin Scheme Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Aladdin Scheme Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.aladdin.ng/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30th 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Aladdin Scheme Inc. (the "Company") is a Delaware Corporation, formed on November 9, 2021.

The Company is located at 251 Little Falls Dr., Wilmington, DE 19808.

The Company's website is https://www.aladdin.ng/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Nigerian-based Aladdin is on a mission to promote financial prosperity throughout Nigeria with its digital banking ecosystem for small and mid-sized enterprises ("SMEs"), freelancers, and individuals. With its digital solutions, the company is aiming to enable Nigerians to take control over their finances and plan for the future. Its ecosystem consists of a digital bank, where users can save and send money to other users or third-party bank accounts, apply for loans, save for the future, and pay bills. This ecosystem also consists of a marketplace, where users can buy and sell products similar to popular e-commerce sites and have a transaction be secured through Aladdin Safepay (an escrow service).

RISK FACTORS

Risks Related to the Company's Business and Industry

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in Nigeria and the countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If savings conditions worsen, and adversely affect the ability of customers to keep money aside to buy essential goods and services at acceptable terms and discounted rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

Saving has a significant contribution in establishing a country's comprehensive economic health and sustainability. For households, saving is a pathway to securing their future prospects. This can be in terms of solidifying their financial security in the long run, potential for wealth creation or shoring up their resilience in the event of economic crunches. If savings conditions worsen, and adversely affect the ability of customers to keep money aside to buy essential goods and services at acceptable terms and discounted rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, 12 personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to

our business. The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Our cybersecurity may become compromised and confidential customer or business information may be misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information and putting in place backup and double layered security infrastructure. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Reductions in sales of our service will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our service and brand:

• the introduction of competitive products;

• changes in consumer preferences for alternative payment methods;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our service or similar services;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our service;

• any changes in government policies and practices related to our service and markets; and

• regulatory developments affecting the marketing or use of our service. 14 Adverse developments with respect to the sale or market acceptance of our services would significantly reduce our sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents. A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject

business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

• an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

• an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

• an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

• a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs; and

• a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Fluctuations in interest rates could negatively affect transaction volume.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.
Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we

accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management 16 strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses. Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks. While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or 17 incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings. In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low-cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed, and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

If we do not respond to technological changes or upgrade our platform, website, and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our platform, website, and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary

technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve.

The Company is in the development stage.

We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement the "Business and Commercial Development Strategy" outlined in the investor deck provided in conjunction with this Agreement. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in implementing the Business and Commercial Development Strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

The speculative nature of our business could result in unpredictable results and a loss of your investment.

The financial services industry is extremely competitive and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which arise in the ordinary course of business in the manufacturing industry, or which are unforeseen, including but not limited to trademark infringement, copyright infringement, patent infringement, product liability, and employment liability.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail, and you may lose your entire investment.

Our anticipated capital needs and the revenue we anticipate generating may not be sufficient in achieving our desired growth goals. We may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

Our success depends on the experience and skill of our board of directors, executive officers and key employees.

In particular, we are dependent on Darlington Onyeagoro, Vivian Onyeagoro, David Echu, Eno Segun-Jimoh Olayemi Nasiru, and Avi Umukoro. We have entered into or intend to enter into 19 employment agreements with on Darlington Onyeagoro, Vivian Onyeagoro, David Echu, Eno Segun-Jimoh Olayemi Nasiru, and Avi Umukoro although there can be no assurance that we will be able to or will do so or that they will continue to be employed by us for a particular period of time. The loss of any of on Darlington Onyeagoro, Vivian Onyeagoro, David Echu, Eno Segun-Jimoh Olayemi Nasiru, and Avi Umukoro or any member of our board of directors or any of our executive officers could harm our business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on Darlington Onyeagoro, Vivian Onyeagoro, David Echu, Eno Segun-Jimoh Olayemi Nasiru, and Avi Umukoro in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to her in the event of her death or disability. Therefore, if Darlington Onyeagoro dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

15

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and Nigeria.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.
Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

The development and commercialization of our styling services and/or products is highly competitive.
We face competition with respect to any services or products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize a subscription-based stylist business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize styling services and/or products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain

their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the 21 integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Growth rates higher than planned could create challenges.

The Company's growth, if attained, will result in substantial responsibilities placed upon management and internal systems. Rapid expansion of operations in an emerging stage company

entails risks and uncertainties. These risks can, and do, effect available management and other personnel resources, financial resources and physical resources. While detailed planning for growth can mitigate these risks, there can be no assurances that the Company will not be adversely affected by disruption, unexpected events, or conflicting demands upon resources, or that the Company's personnel, systems, procedures and controls will be adequate to support continued growth. Our business and services could subject us to complex and evolving U.S. laws and regulations regarding the unauthorized practice of law, legal document processing and preparation, legal plans, privacy and other matters. While our model is not to prepare or advise on the preparation of legal documents, if these laws were found to apply or change to apply, then these laws and regulations may result in claims, changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects. Additionally, we are required to comply with laws and regulations related to privacy and the storing, use, processing, disclosure and protection of personal information and other customer data. Our business operations also subject us to laws and regulations relating to general business practices and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising and deceptive trade practices. The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting. 22 Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. We dedicate significant management time and expense to dealing with these issues and expect that these issues will continue to be a significant focus as we expand into other services and jurisdictions. In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. We expect to incur costs associated with responding to, defending and settling such proceedings, particularly those related to unauthorized practice of law, and the provision of our services more generally. We can give no assurance that we will prevail in such regulatory inquiries, claims, suits and prosecutions on commercially reasonable terms or at all. Responding to, defending and/or settling regulatory inquiries, claims, suits and prosecutions may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. Our business could be materially and adversely affected. The extent to which COVID- 19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact,

among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. 23 If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time- consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan 24 issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the 25 Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment. The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important 26 matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently

interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 76.92% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering 27 continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early. In addition to the risks

listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Nigerian-based Aladdin is on a mission to promote financial prosperity throughout Nigeria with its digital banking ecosystem for small and mid-sized enterprises ("SMEs"), freelancers, and individuals. With its digital solutions, the company is aiming to enable Nigerians to take control over their finances and plan for the future. Its ecosystem consists of a digital bank, where users can save and send money to other users or third-party bank accounts, apply for loans, save for the future, and pay bills. This ecosystem also consists of a marketplace, where users can buy and sell products similar to popular e-commerce sites and have a transaction be secured through Aladdin Safepay (an escrow service).

Business Plan

Aladdin primarily generates revenue from collecting interest on the loans it lends to its users net of interest it gives its depositors. For example, Aladdin attracts savers who deposits money into a checking account. Aladdin then lends a portion of the total deposits to individuals, including entrepreneurs. Aladdin collects interest income from its loans and gives its depositors interest on their deposited amounts. The Company also generates a nominal (less than 4% of total net revenues through the first seven months of 2022) amount of revenue from fees and commission income relating its marketplace services, where users can buy and sell items.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Bank	Aladdin provides users a full-service digital bank, including the ability to make deposits into an account, withdraw cash when needed, send money to other banks / Aladdin users, and apply for loans.	Entrepreneurs, business owners, and other individuals throughout Nigeria
Aladdin Marketplace	This marketplace enables users to buy and sell items, similar to user-driven e-commerce sites. With this marketplace, users can make purchases safely with Aladdin's Safepay escrow solution.	Entrepreneurs, business owners, and other individuals throughout Nigeria

Throughout the remaining months of 2022, Aladdin is planning on releasing new technologies, including issuing physical cards, lending for auto purchases, offering insurance products, enabling group savings and rotational savings, and issuing small- to medium-sized enterprises loans.

N/A

Competition

The Company's primary competitors are The Company's competitors include financial technology companies that provide savings, payment, and lending solutions, similar to the Company's products The Company's primary competitors are Prospa, Pocket, Kuda, and Sparkle. .

The Company's competitors include financial technology companies that provide savings, payment, and lending solutions, similar to the Company's products The Company's primary competitors are Prospa, Pocket, Kuda, and Sparkle. 29 We believe our biggest competitive advantage is providing all-encompassing financial tools that enable our customers to not only save and spend, but to send money, sell items, socialize while promoting financial wellness, and apply for loans.

Supply Chain and Customer Base

N/A

Our revenues are derived primarily from net interest income received from individuals' bank deposits and interest income from individuals' loans.

Intellectual Property

The Company is dependent on the following intellectual property:

N/A

Governmental/Regulatory Approval and Compliance

The Company conducts business in Nigeria and in the U.S.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 251 Little Falls Dr., Wilmington, DE 19808

The Company has the following additional addresses:

The Company conducts business in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands, Nigeria.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Aladdin Scheme Ltd.	Limited Partnership	Nigeria	September 9, 2020	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Darlington Onyeagoro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, and CEO; Aladdin Scheme Ltd., July 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, President, and CEO; Aladdin Scheme Ltd., July 2020 – Present Overseeing and managing the overall growth strategy of the company.

Education

Engineer's Degree in Mechanical Engineering, Federal University of Technology

---

Name

Vivian Onyeagoro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Secretary; Aladdin Scheme Ltd., April 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Secretary; Aladdin Scheme Ltd., April 2020 – Present Makes Board-level decisions and keeps accurate minutes of Board meetings. Director, Secretary; Aladdin Scheme Inc., December 8, 2021 – Present Makes Board-level decisions and keeps accurate minutes of Board meetings.

Education

Bachelor's in Business Administration from Ronik Polytechnic

Name

David Echu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO; Aladdin Scheme Ltd., July 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO; Aladdin Scheme Ltd., July 2020 – Present Lead technology enhancements and new product builds for the bank. CTO; Aladdin Scheme Inc., September 8, 2022 – Present Lead technology enhancements and new product builds for the bank. Chief Development Officer; Newzpoint, January 2020 – December 2020 Developed and integrated a fully functional automated news fetching system.

Education

Bachelor of Computer Science, EPS Lacite Universite

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Avi Umukoro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO; Aladdin Scheme Ltd., July 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CMO; Aladdin Scheme Ltd., July 2020 – Present

Education

Certified Expert in Climate & Renewable Energy Finance, Frankfurt School of Finance and Management Bachelor's degree in Geology / Earth Science, Delta State University, Nigeria

---

Name

Darlington Onyeagoro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, and CEO; Aladdin Scheme Ltd., July 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, President, and CEO; Aladdin Scheme Ltd., July 2020 – Present Overseeing and managing the overall growth strategy of the company.

Education

Engineer's Degree in Mechanical Engineering, Federal University of Technology

---

Name

Vivian Onyeagoro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Secretary; Aladdin Scheme Ltd., April 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Secretary; Aladdin Scheme Ltd., April 2020 – Present Makes Board-level decisions and keeps accurate minutes of Board meetings. Director, Secretary; Aladdin Scheme Inc., December 8, 2021 – Present Makes Board-level decisions and keeps accurate minutes of Board meetings.

Education

Bachelor's in Business Administration from Ronik Polytechnic

Name

David Echu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO; Aladdin Scheme Ltd., July 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO; Aladdin Scheme Ltd., July 2020 – Present Lead technology enhancements and new product builds for the bank. CTO; Aladdin Scheme Inc., September 8, 2022 – Present Lead

technology enhancements and new product builds for the bank. Chief Development Officer; Newzpoint, January 2020 – December 2020 Developed and integrated a fully functional automated news fetching system.

Education

Bachelor of Computer Science, EPS Lacite Universite

Name

Olayemi Nasiru

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO; Aladdin Scheme Ltd., July 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO; Aladdin Scheme Ltd., July 2020 – Present Oversee financial strategy of the firm, including managing capital requirements for growth. CFO; Aladdin Scheme Inc., December 8, 2021– Present Oversee financial strategy of the firm, including managing capital requirements for growth. Audit Director; SON Professional Services, July 2020 – Present Conduct tax planning, tax management, IFRS compliance and implementation, audit process consulting, business process improvements, and AML training and compliance audit, among other consulting responsibilities. Deputy of Chief Internal Auditor; Polaris Bank, September 2018 – July 2020 Provided assurance services to the Board and Management to assess risk.

Education

Master of Science in Contemporary Accounting, Master of Science in Contemporary Accounting,

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 27 employees in The Company conducts business in Nigeria and in the U.S.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more shares of Common Stock.

Type of security	Warrant
Amount outstanding	1
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more shares of Common Stock.

Type of security	Warrant
Amount outstanding	1
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Warrant is exercised.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	2
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the SAFEs convert.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the SAFEs convert.

Type of security	Crowd SAFE
Amount outstanding	173,790
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the SAFEs convert.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	2
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the SAFEs convert.

Type of security	CrowdNote
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $16,975.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Warrant	2	$0.00	N/A	May 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	7	$280,000.00	General working capital	July 1, 2021	Section 4(a)(2)
Crowd SAFE	173,790	$173,790.00	Marketing expenses, general working capital, and the payment for fixed assets	January 1, 2022	Regulation CF
CrowdNotes	0	$34,316.00	Intermediary fees, marketing, operational expenses, product enhancements	November 1, 2022	Regulation CF

			, platform security, business expansion, and legal and taxes		

Ownership

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power (i.e., full vested shares only), are listed below along with the amount they own.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Darlington Onyeagoro	75.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Following the Offering, the Company should have enough liquidity to execute its business plan through Q2 2023. Significant challenges include managing cash spend while growing and retaining our customer base. The Company does not expect to achieve profitability in the next 12 months and intends to focus on the product roadmap and acquiring new customers.

The Company intends to: 1. Launch Cross border marketplace and payment solutions 2. Launch Remittance payments 3. Launch an expanded bill payments solution with over 8,000 billers 4. Integrated self custody crypto payment solution

Liquidity and Capital Resources

On January 1, 2022 the Company conducted an offering pursuant to Regulation CF and raised $173,790.00.

On November 1, 2022 the Company conducted an offering pursuant to Regulation CF and raised $34,316.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Expert Dojo- $25,000 Plug n Play - $50,000 Hatcher+ - $100,000 Valon Cap Fund 1- $100,000

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Darlington Onyeagoro
(Signature)

Darlington Onyeagoro
(Name)

Director, President, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Darlington Onyeagoro
(Signature)

Darlington Onyeagoro
(Name)

Director, President, CEO
(Title)

April, 30th, 2023
(Date)

/s/Vivian Onyeagoro
_____
(Signature)

Vivian Onyeagoro
_____
(Name)

Director, Secretary
_____
(Title)

April, 30th, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Financial Statements

FINANCIAL HIGHLIGHTS   (N)

GROSS EARNING	58,802,199
NET INTEREST INCOME	51,307,687
FEE AND COMMISSION INCOME	2,858,334
TOTAL LOAN AND ADVANCES	52,776,552
PROFIT/(LOSS) BEFORE TAXATION	(18,100,766)
TAXATION	331,600
PROFIT/(LOSS) AFTER CURRENT YEAR TAXATION	(18,432,366)
TOTAL ASSETS	115,872,023
SHAREHOLDER'S FUND	64,662,246
PER SHARE DATA	
EARNINGS PER SHARE (N)	(1.81)
TOTAL ASSETS PER SHARE (N)	11.59

CORPORATE INFORMATION

DIRECTORS ONYEAGORO DARLINGTON UGOCHUKWU

ONYEAGORO VIVIAN CHINONYE

BUSINESS OFFICE VENIA PLACE

8 PROVIDENCE STREET

LEKKI PHASE 1, LEKKI LAGOS

COMPANY SECRETARY MBAH MICHAEL

10 EGBELU MINITA ESTATE

EAST/WEST ROAD PORT-HARCOURT

BANKER GUARANTY TRUST BANK

PURPLE MONEY MFB

AUDITORS VICTOR OLUSEGUN IDOWU & CO.

SUITE A52, PRIMAL -TEK PLAZA

EGBEDA

IKEJA LAGOS

DIRECTOR'S REPORT AND STATEMENT OF DIRECTOR'S RESPONSIBILITIES

In compliance with the Companies and Allied Matters Act 2020, the Directors of Aladdin Scheme Limited have the pleasure in submitting to the members their reports together with the audited financial statements for the year ended 31st December 2021

1 **ALADDIN SCHEME LTD**

Aladdin Scheme Limited operates as a tech finance company to deliver financial and other services to their teaming customers. The company partners with Purple Money Microfinance Bank which was licensed by the Central Bank of Nigeria ("CBN") for some banking services being offered.

2 **LEGAL FORM**

The company is incorporated in Nigeria as a private liability company limited by shares in September 2020 under the Companies and Allied Matters Act of 2020.

3 **FINANCIAL PERIOD**

These financial statements cover the financial year from 1 January 2021 to 31 December 2021. The comparative figures for 2020 financial year were not stated as this was the first account to be rendered.

4 **BASIS OF PRESENTATION**

The financial statements have been presented using the historical cost basis

Items included in the financial statements are measured using the functional currency of our country. Thus, these financial statements are presented in Nigerian Naira (=N=). The financial information has been rounded to the nearest Kobo, except as otherwise indicated.

5 **STATEMENT OF DIRECTORS RESPONSIBILITIES**

The Directors of Aladdin Scheme Limited are responsible for the preparation of the financial statements that give a true and fair view of the financial position of the company as at 31 December 2021, and the results of its operations, cash flows and changes in equity for the year then ended, in compliance with the International Financial Reporting Standards ("IFRS") and in the manner required by the Companies and Allied Matters Act of Nigeria, the Financial Reporting Council of Nigeria Act, 2011.

In preparing the financial statements, the Directors are responsible for:

- properly selecting and applying accounting policies;

- presenting information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

- providing additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the company's financial position and financial performance; and

- making an assessment of the company's ability to continue as a going concern.

- designing, implementing and maintaining an effective and sound system of internal controls throughout the company;

- maintaining adequate accounting records that are sufficient to show and explain the company's transactions and disclose with reasonable accuracy at any time the financial position of the company, and which enable them to ensure that the financial statements of the company comply with IFRS;

- maintaining statutory accounting records in compliance with the legislation of Nigeria and IFRS;

- taking such steps as are reasonably available to them to safeguard the assets of the company; and preventing and detecting fraud and other irregularities.

6 GOING CONCERN

The Directors have made an assessment of the Company's ability to continue as a going concern and have no reason to believe the Company will not remain a going concern in the years ahead.

7 REVIEW OF DEVELOPMENT

The company's Income Statement is shown on page 9 and Statement of Financial Position on page 8. The company has built new App for its finance business, which provide more opportunities for the customers to achieve their objectives of accessing loans, make deposits, bill payments, transfers, providing market place and engaging in social interactions as individuals. The company commenced process of raising funds towards the end of 2021 and some of the funds were received in year 2022. The fund was to enable them meet up with their expansion plans and other developmental activities.

8 RESULT FOR THE YEAR

	2021(N)	2020(N)
GROSS INCOME	58,802,199	-
Profit/(Loss) before Tax	(18,100,766)	-
Tax Provision	(331,600)	-
Profit for the year after current years Taxation	(18,432,366)	-
Retained profit brought forward	-	-
Trf to Regulatory Reserve	-	-
Retained profit carried forward	(18,432,366)	-

9 DIVIDENDS

The directors do not recommend any dividend

10 DIRECTORS AND THEIR INTERESTS

The Directors who held office during the year together with their interest in the shares of the company are shown below:

	Share holding @2021	Capacity
Onyeagoro Darlington Ugochukwu	9,900,000	Director
Onyeagoro Vivian Chinonye	100,000	Director

11 SUBSTANTIAL SHAREHOLDINGS

The directors that held more than 10% of the allotted shares as at 31 December, 2021.

	No of shares held	Shareholding (%)
Onyeagoro Darlington Ugochukwu	9,900,000	99%

The company has an issued share capital of N10,000,000 as at December 31, 2021.

12 PROPERTY PLANT AND EQUIPMENT - FIXED ASSETS

Information relating to changes in tangible fixed assets is given in Note 18 to the accounts.

13 EMPLOYMENT OF DISABLED PERSONS

No disabled person was employed by the company during the year. It is the company's policy not to discriminate when considering employment applications received from disabled persons. All employees whether or not disabled are given equal opportunities to develop and grow with the company as far as their potential and ability can take them.

14 HEALTH SAFETY AND WELFARE OF EMPLOYEES

The company continues to accord great priority to staff health and welfare. The company maintains and operates a safe and healthy working environment by ensuring that the safety and accident policy and procedures in place are fully implemented. Safety rules and practice are strictly enforced. Safety and fire drills are regularly organized to keep employees well informed and alert at all times, including ensuring that fire fighting equipment are functioning properly. The company has in place appropriate health insurance scheme for her staffs. A first aid medical box is also put in place in addition to other medical facilities availed all staff.

15 EMPLOYEE DEVELOPMENT AND TRAINING

The company is committed to keeping employees as fully informed as possible regarding the company's performance and progress; and seeking their views wherever practicable on matters which practically affect them as employees.

Management, professional and technical expertise are the company's major assets and investments in their future development continue. The wide range of training provided for the employees has given them the opportunity for career development within the company.

16 AUDITORS

In accordance with section 401 (2) of the Companies and Allied Matters Act, 2020, Messrs. Victor Olusegun Idowu &Co. (Chartered Accountants), have been appointed as the company's auditors. A resolution shall be proposed at the next Annual General Meeting to authorize the Directors to determine their remuneration.

17 APPROVAL OF THE FINANCIAL STATEMENT

The financial statements of the company for the year ended 31 December 2021 were approved by Directors on October 20, 2022

BY ORDER OF THE BOARD

Company Secretary
October 20. 2022

STATEMENT OF DIRECTORS' RESPONSIBILITIES

in relation to the financial statements for the year ended 31 December, 2021

The Directors of Aladdin Scheme Limited are responsible for the preparation of the financial statements that give a true and fair view of the financial position of the company as at 31 December 2021, and the results of its operations, cash flows and changes in equity for the year then ended, in accordance with International Financial Reporting Standards, the Companies and Allied Matters of Nigeria Act CAP C20 LFN 2004, the companys and other Financial Institutions Act CAP 83 LFN 2004, Financial Reporting Council of Nigeria Act, 2011 and the Regulatory and Supervisory Framework for Microfinance companys

The Directors further accept responsibility for maintaining adequate accounting records as required by the Companies and Allied Matters Act of Nigeria and for such internal control as the directors determined is necessary to enable the preparation of financial statements that are free from material misstatement whether due to fraud or error.

The directors have made an assessment of the company's ability to continue as a going concern and have no reason to believe that the company will not remain a going concern in the year ahead.

In preparing the financial statements, the Directors are responsible for:

- properly selecting and applying accounting policies;
- presenting information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- providing additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the company's financial position and financial performance; and
- designing, implementing and maintaining an effective and sound system of internal controls throughout the company;
- maintaining adequate accounting records that are sufficient to show and explain the company's transactions and disclose with reasonable accuracy at any time the financial position of the company, and which enable them to ensure that the financial statements of the company comply with IFRS;
- maintaining statutory accounting records in compliance with the legislation of Nigeria and IFRS;
- taking such steps as are reasonably available to them to safeguard the assets of the company; and
- preventing and detecting fraud and other irregularities.

Signed on behalf of the Board of Directors:

Darlington Onyeagoro
October 20. 2022



VICTOR OLUSEGUN IDOWU & CO
(CHARTERED ACCOUNTANTS)
Suite A52, Prima Tek Plaza, Egbeda Lagos
Phone: 08035796161, 08029292920
Email: info@voidowuandco.com, voiprofessionals@gmail.com

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying financial statements of Aladdin Scheme Limited ("the company"), set out on pages 8 to 45, comprising the statement of financial position as at 31 December 2021, and the statement of profit and loss and other comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information, prepared in accordance with the company's accounting policies.

Directors' Responsibility for the Financial Statements

The company's Directors are responsible for the preparation of the financial statements that give a true and fair view of the state of the company, in accordance with International Financial Reporting Standards, the Companies and Allied Matters of Nigeria Act, 2020, the Banks and other Financial Institutions Act CAP 83 LFN 2004, Financial Reporting Council of Nigeria Act, 2011 and the Regulatory and Supervisory Framework for Microfinance companys, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, either due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider the internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Aladdin Scheme Limited as at 31 December 2021, and the financial performance and cash flow and statement of significant policies for the years then ended 31 December 2021, in accordance with the International Financial Reporting Standards, the Companies and Allied Matters Act of Nigeria 2020, the Banks and other Financial Institutions Act CAP 83 LFN 2004, Financial Reporting Council of Nigeria Act, 2011 and the Regulatory and Supervisory Framework for Microfinance companys.

Report on Other Legal and Regulatory Requirements

In accordance with the requirement of schedule 6 of the Companies and Allied Matters Act, 2020, we confirm that:

• We have obtained all the information and explanations which to the best of our knowledge and belief are necessary for the audit;

• In our opinion, proper books of account have been kept by the company, so far as appears from our examination of those books;

• The company's statement of financial position and statement of profit or loss are in agreement with the books of account.



October 20. 2022

Victor Olusegun Idowu, FCA
FRC/2020/ICAN/00000009123
Victor Olusegun Idowu & Co. (Chartered Accountants)
Lagos, Nigeria

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2021

ASSETS	NOTES	2021 (N)	2020(N)
Cash and Bank Balances	15	6,452,611	-
Loan and Advances to Customers	16	52,776,552	-
Other Assets and Prepayments	17	13,727,728	-
Property, plant and Equipment	20	42,915,132	-
TOTAL ASSETS		**115,872,023**	**-**
LIABILITIES			
Customers' Deposit Liabilities	24(a)	26,702,218	-
Taxation Payable	30	331,600	-
Other Liabilities	24(c)	24,175,959	-
TOTAL LIABILITIES		**51,209,777**	**-**
Equity			
Share Capital	31	10,000,000	-
Share Premium Account	31	29,939,612	-
Unalloted (Deposit for Shares)	31	43,155,000	
Retained earnings	28(iii)	(18,432,366)	-
Total equity attributable to Shareholders		**64,662,246**	**-**
Total Equity and Liabilities		**115,872,023**	**-**

The financial Statements were approved by the Board of Directors on October 20, 2022 and signed on their behalf by:

Darlington Onyeagoro
Director

Vivian Onyeagoro
Director

Statement of Profit or Loss and Other Comprehensive Income as at Dec. 31, 2021

Income Statement	NOTES	2021 (N)	2020(N)
Interest Income	4	55,943,865	-
Interest Expense	5	4,636,178	-
Net Interest Income		51,307,687	-
Fee and Commission Income	6	2,858,334	-
Fee and Commission Expenses	6	-	-
		2,858,334	-
Other Income	6	-	-
Total Net Income		54,166,022	-
Impairment Loss on fin. Assets (current year	28	5,219,659	-
		48,946,363	-
Impairement write-back	28	-	-
Net Operating Income (after Impairment)		48,946,363	-
Personnel Expenses	7	20,019,502	-
Depreciation and Amortization	9	5,099,568	-
Other Operating Expenses	8	41,928,059	-
Total Operating Expenses		67,047,129	-
Profit before Income Tax		(18,100,766)	-
Income Tax Expense	30	331,600	-
Profit for the Year after Tax		(18,432,366)	-

Other Comprehensive Income

Items that may subsequently be reclassified to profit or loss		-	-
Net fair value gains/(loses) on available-for sale financial		-	-
Items that will not be subsequently be reclassified to profit or loss		-	-
Revaluation surplus of properties		-	-
Loss on available for sale investments		-	-
Tax on other comprehensive income		-	-
Total comprehensive income/(loss) for the year		(18,432,366)	-
Earnings per Share		(1.81)	-

The Accompanying notes form an integral part of these Statement of Comprehensive Income.

STATEMENT OF CHANGE IN EQUITY

	Share Capital N	Share Premium N	Deposit for Shares N	Retained Earnings N	General Reserve N	Total N
At Jan 2020	-	-	-	-	-	-
Profit / (Loss) for the year	-	-	-	-	-	-
Transfer to Statutory Reserve						-
Transfer (from)/to Regulatory Re	-			-	-	-
Ordinary Shares issued	-			-	-	-
Dividend paid	-			-	-	-
At December 2020	-	-	-	-	-	-
Profit / (Loss) for the year	-	-	-	(18,432,366)	-	(18,432,366)
Transfer to Statutory Reserve	-			-		-
Transfer (from)/to Regulatory Re	-			-		-
Ordinary Shares issued	10,000,000	29,939,612	43,155,000	-		83,094,612
Dividend paid						-
At December 2021	10,000,000	29,939,612	43,155,000	(18,432,366)	-	64,662,246

STATEMENT OF CASH FLOW

	2021 (N)	2020(N)
AT 31 DEC 2021		
Cash flow from operating activities		
Profit before tax	(18,100,766)	-
Adjustments		
Depreciation on property plant & Equipment	5,099,568	-
Net cash flow from trading activities	(13,001,198)	-
Net (incr)/ decr. in Loans and Advances	(52,776,552)	-
Net (incr)/ decr. in Other Assets and Prepayments	(13,727,728)	-
Net incr/ (decr) in Deposits from Customers	26,702,218	-
Net incr/ (decr) in Other liabilities	24,175,959	-
Total cash flow on activities	(15,626,103)	-
NET CASH FLOW FROM OPERATING ACTIVITIES	(28,627,301)	-
Investing Activities		
Financial Investment - Armotized costs -	-	-
Purchase of Property, plant and Equipment -	(48,014,700)	-
Purchase of Intangible Assets -	-	-
Proceeds from sales of PPE +	-	-
Net Cash flow (used) in investing Activities	(48,014,700)	-
Financing Activities		
Payment of dividends -	-	-
Investors funds - deposit for shares	43,155,000	
Share premium	29,939,612	
Issue of shares	10,000,000	-
Borrowed funds	-	-
Net cash flow from financing activities	83,094,612	-
Net Increase in cash or cash equivalent	6,452,611	-
Cash and Bank at beginning of year	-	-
Cash and cash equivalent at Dec 31, 2021	6,452,611	-

The Accompanying notes form an integral part of these Statement of Comprehensive Income.

Aladdin Scheme Limited

Basis of preparation for the year ended 31 December 2021

1 **General Information**

Aladdin Scheme is a tech finance company whose activities includes loans and advances to the lower end of the public and the micro Entrepreneurs, deposits mobilization, cards and POS services, market place and social interactions among customers etc., using their super App and other channels to reach their numerous customers. This company is in partneship with Purple Money Micro finance Bank Limited.

Aladdin Scheme Limited was incorporated in September 2020 as a private limited liability company.

2 **Basis of Preparation**

(a.) Statement of Compliance

These financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB). The financial statements comply with the Companies and Allied Matters Act, Banks and Other Financial Institutions Act (BOFIA), Financial Reporting Council Act of Nigeria, Supervisory Framework for Microfinance Banks in Nigeria issued by the Central Bank of Nigeria and relevant circulars issued by the Central Bank of Nigeria.

The Financial statements were authorized for issue by the board on October 20, 2022.

The principal accounting policies applied in the preparation of the financial statements are set out below. These policies have been consistently applied.

(b.) Basis of measurement

The financial statements have been presented on a historical cost basis except for certain financial instruments that are measured at fair values at the end of each reporting period which may include the following:

 - Financial instruments designated at Fair value Through Profit or Loss are measured at Fair value.

- Available for sale financial instruments are measured at fair value.
- Loans and receivables and Held to maturity are measured at amortized cost.
- Investment properties are carried at fair value.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 and value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
• Level 3 inputs are unobservable inputs for the asset or liability.

(c.) Functional and presentation currency

Items included in the financial statements of the company are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the functional currency). These financial statements are presented in Nigerian Naira (=N=), which is the entity's functional currency. The financial information has been rounded to the nearest Kobo, except as otherwise indicated.

(d.) Presentation

The financial statements are prepared on a going concern basis of accounting. The statement of financial position is presented based on liquidity. The income statement is presented on the functional expense method, with sub classification by nature provided in the notes.

Composition of financial statements

The financial statements of the company are made up of the following:

• Statement of profit or loss and other comprehensive income
• Statement of financial position
• Statement of changes in equity
• Statement of cash flows
• Notes to the financial statements
• Other non-IFRS statements

(e.) Use of estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(f.) Regulatory Authority

Aladdin Scheme Limited is under the direct supervision of the Central Bank of Nigeria (CBN) and NITDA.

(g.) Determination of Regulatory Reserves

Provisions under Prudential Guidelines are determined using the time based provisioning regime prescribed by the Revised Central Bank of Nigeria (CBN) Prudential Guidelines. This is at variance with the requirements of the International Financial Reporting Standards. As a result of the differences in the methodology/provision regime, there may be variances in the impairment allowances required under the two methodologies.

Paragraph 12.4 of the revised Prudential Guidelines for Deposit Money Banks in Nigeria stipulates that companys would be required to make provisions for loans and other financial assets as prescribed in the relevant IFRS standards when IFRS is adopted. However, companys would be required to comply as listed.

Provisions for loans and other financial assets recognised in the income statement should be determined based on the requirements of IFRS. However, the IFRS impairments should be compared with provisions determined under Prudential Guidelines and the expected impact/changes in general reserves should be treated as follows:

- If prudential provisions are greater than IFRS impairments, the resultant excess provision should be transferred from the retained earnings account to a "regulatory risk reserve".

- If prudential provisions are less than IFRS impairments; IFRS determined impairments are charged to the income statement. The cumulative balance in the regulatory risk reserve is thereafter reversed to the retained earnings account.

- The company has complied with the requirements of the Prudential Guidelines. The Revised Central Bank of Nigeria (CBN) Prudential Guidelines require that if the IFRS based impairment is lower than the CBN Prudential Guidelines provisions, the extent of the difference should be recognised as regulatory risk reserve in the statement of changes in equity.

- The reconciliation of the impairment based on relevant IFRS standards and CBN Prudential Guidelines provision is shown in note 21

3 Summary of Significant Accounting Policies

The accounting policies set out below have been consistently applied to all periods presented in these financial statements

3.1 Interest

Interest income and expense are recognised in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the carrying amount of the financial liability. When calculating the effective interest rate, the company estimates future cash flow considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

Interest income and expense presented in the statement of profit or loss and other comprehensive income include:

- Interest on financial asset and financial liabilities measured at amortised cost calculated on an effective Interest basis

- Interest on available-for-sale investment securities calculated on an effective interest basis;

- Interest income and expense on all trading assets and liabilities are considered to be incidental to the company trading operations and are presented together with all other changes in the fair value of trading assets and liabilities in net trading income.

- Fair value changes on other derivatives held for risk management purpose, and other financial assets and financial liabilities carried at fair value through profit or loss are presented in net income from other financial instruments at fair value through profit or loss in the statement of profit or loss and other comprehensive income.

3.2 Fee and Commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate. Other fee and commission income, including account servicing fees, investment management and other fiduciary activity fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed.

When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period; otherwise, the loan commitment fee is deferred and recognised as an adjustment to effective interest rate

Other fee and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

3.3 Dividend

Dividend income is recognised when the right to receive income is established. Dividends are reflected as a component of other operating income and are recognised net of withholding tax, and are recognized as part of net trading income.

3.4 **Expenses**

a   **Operating Expenses Recognition**

Expenses are recognized in the income statement when a decrease in future economic benefit related to a decrease in an assets or an increase of a liability has arisen that can be measured reliably. Expenses are measured at historical cost.

Only the portion of cost of a previous period that is related to the income earned during the reporting period is recognized as an expense. Expenses that are not related to the income earned during the reporting period, but expected to generate future economic benefits, are recorded in the financial statement as assets. The portion of assets which is intended for earning income in the future periods shall be recognized as an expense when the associated income is earned.

Expenses are recognized in the same reporting period when they are incurred in cases when it is not probable to directly relate them to particular income earned during the current reporting period and when they are not expected to generate any income during the coming years.

c   **Financial Instruments**

A financial asset or financial liability is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. Loans and advances, deposits and subordinated liabilities are recognised on the date that they are originated. All other financial assets and liabilities are initially recognised on the trade date at which the company becomes a party to the contractual provisions of the instrument.

d   **Financial Assets**

i   **Classification**

The company recognized a financial asset in the statement of financial position when, and only when, it becomes a party to the contractual provision of the instrument. The company classifies financial assets into; Financial assets at fair value through profit or loss, Loans and receivables, Held-to-maturity financial asset and Available-for-sale financial assets

ii   **Recognition and Measurement**

For financial instruments traded in active markets, the determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations. This include listed equity securities and quoted debt instruments on major exchanges (for example, Nigerian Stock Exchange NSE) and broker quotes from the Financial Markets Dealer Association.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker , industry group, pricing service or regulatory agency, and those prices represent actual and regulatory occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. For example, a market is inactive when there is a wide bid-offer spread or significant increase in the bid -offer spread or there are few recent transactions.

For all other financial instruments, fair value is determined using valuation techniques. In these techniques, fair values are estimated from observable data in respect of similar financial instruments, using models to estimate the present value of expected future cash flows or other valuation techniques.

iii   **Financial assets at fair value through profit or loss (FVTPL)**

Financial assets at fair value through profit or loss include 'financial assets held for trading' or 'assets designated as such on initial recognition'. Financial assets classified as 'held for trading' are acquired principally for the purpose of selling in the short term. Financial assets designated at fair value through profit or loss are investments the company manages and makes purchase and sale decisions based on their fair value in accordance with the company's documented risk management or investment strategy.

Financial assets included in this category are recognized initially at fair value and changes therein, including any interest or dividend income are recognized in profit or loss. Directly attributable transaction costs are recognized in profit or loss as incurred.

e   **Loans and Receivables**

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

 - those that the company intends to sell immediately or in the short term, which are classified as held for trading, and those that the company upon initial recognition designates as at fair value through profit or loss;

 - those that the company upon initial recognition designates as available for sale; or

 - those that the holder may not recover substantially all of its initial investment, other than because of credit deterioration.

Loans and receivables are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any accumulated impairment losses. Loans granted at below market rates are fair valued by reference to expected future cash flows and current market interest rates for instruments in a comparable or similar risk class and the difference between the historical cost and fair value is accounted for in the statement of comprehensive income.

f   **Held to Maturity**

Held-to-maturity investments are non-derivative assets with fixed determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity, and which are not designated as at fair value through profit or loss or as available for sale.

Held-to-maturity investments are measured at amortized cost, using the effective interest method, less any impairment losses. A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available for sale, and would prevent the company from classifying investment securities as held to maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

i   Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;

ii   Sales or reclassifications after the company has collected substantially all of the asset's original principal; and

iii   Sales or reclassifications attributable to non-recurring isolated events beyond the company control that could not have been reasonably anticipated

g   **Available for Sale**

Available-for-sale investments are non-derivative investments that are designated as available-for-sale or are not classified as another category of financial assets. Available-for-sale investments comprise equity securities and debt securities. Unquoted equity securities whose fair value cannot reliably be measured are carried at cost. All other available-for-sale investments are carried at fair value after initial recognition.

Interest income is recognised in the statement of profit or loss using the effective interest method. Dividend income on available for sale financial assets is recognised in profit or loss when the company becomes entitled to the dividend. Foreign exchange gains or losses on available-for-sale debt security investment are recognised in profit or loss. Impairment losses are recognised in profit or loss.

Other fair value changes, other than impairment losses, are recognised in other comprehensive income and presented in the fair value reserve in equity. When the investment is sold, the gain or loss accumulated in equity is reclassified to profit or loss.

A non-derivative financial asset may be reclassified from the available-for-sale category to the loans and receivable category if it otherwise would have met the definition of loans and receivables and if the company has the intention and ability to hold that financial asset for the foreseeable future or until maturity.

h   **Fair Value through profit or loss**

This category comprises two sub-categories:

a) Financial assets classified as held for trading;

b) Financial assets designated by the company as fair value through profit or loss upon initial recognition (the "fair value option").

A financial asset is classified as held for trading if it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term or if it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives are also categorised as held for trading unless they are designated and effective as hedging instruments. Financial assets held for trading consist of debt instruments, including money-market paper, traded corporate and company loans, and equity instruments, as well as financial assets with embedded derivatives.

Financial instruments included in this category are recognised initially at fair value; transaction costs are taken directly to profit or loss. Gains and losses arising from changes in fair value are included directly in the statement of profit or loss and are reported as 'Net trading income'.

The instruments are derecognized when the rights to receive cash flows have expired or the company has transferred substantially all the risks and rewards of ownership and the transfer qualifies for derecognizing.

The company designates some investment securities at fair value, with fair value changes recognised immediately in profit or loss.

i   **Receivables**

Other Assets and Receivables as disclosed are carried at cost less allowance for impairment losses.

In determining the recoverability of a trade receivable the company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date.

The company makes allowance for credit losses for all receivables that are estimated to be doubtful of recovery, on a case by case basis, in order to reduce the company's financial exposure to any losses on bad debts. Receivables that are in dispute are provided for 100%. Allowance for credit losses are reversed if all amounts are recovered.

The company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the company to the counterparty.

The directors consider that the carrying amount of trade and other receivables is approximately equal to their fair value.

j   **Reclassification of financial assets**

Financial assets other than loans and receivables are permitted to be reclassified out of the held for trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near-term. In addition, the company may choose to reclassify financial assets that would meet the definition of loans and receivables out of held for trading or available for sale categories if the company has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

k   **Impairment of financial Assets**

At the end of each reporting period, the company assesses whether its financial assets (other than those at FVTPL) are impaired, based on objective evidence that, as a result of one or more events that occurred after the initial recognition, the estimated future cash flows of the financial asset(s) have been affected. Objective evidence of impairment could include significant financial difficulty of the counterparty, breach of contract, probability that the borrower will enter companyruptcy, disappearance of an active marker for that financial assets because of financial difficulties, etc.

The following factors are considered in assessing objective evidence of impairment:

i   whether the customer's obligation is more than 90 days past due;

ii   the company consents to a restructuring of the obligation, resulting in a diminished financial obligation, demonstrated by a material forgiveness of debt or postponement of scheduled payments; or

iii   there is observable data indicating that there is a measurable decrease in the estimated future cash flows of a group of financial assets, although the decrease cannot yet be identified with specific individual financial assets.

The company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant.

If the company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised, are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on a loan and receivable or a held-to-maturity asset has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in statement of profit or loss. Such allowance is referred to as specific impairment.

Interest on the impaired assets continues to be recognised through the unwinding of the discount. Changes in impairment attributable to application of the effective interest method and reflected as a component of interest income.

If the terms of the financial asset is renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial assets should be de-recognised. If the cash flows of the renegotiated assets are substantially different, then the contractual rights to the cash flows from the original financial assets are deemed to have expired. In this case, the original financial assets is derecognized and the new financial asset is recognised at fair value. The impairment loss before an expected restructuring is measured as follows:

i   If the expected restructuring will not result in derecognition of the existing asset, then the estimated cash flows arising from the modified financial asset are included in the measurement of the existing asset based on their expected timing and amounts discounted at the original effective interest rate of the existing financial assets.

ii   If the restructuring will result in the derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial assets at the time of its derecognition. This amount is discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset.

iii To the extent a loan is irrecoverable, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written of decrease the amount of the allowance for loan impairment in profit or loss statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in profit or loss.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying value and the present value of the estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. If the financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under contract. The company may measure impairment on the basis of an instrument's fair value using an observable market price.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the issuer's ability to pay all amounts due under the contractual terms of the debt instrument being evaluated.

Available-for-sale financial assets are considered impaired if there is objective evidence of impairment, resulting from one or more loss events that occurred after initial recognition but before the reporting date, that have an impact on the future cash flows of the asset. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is an objective evidence of impairment resulting in the recognition of an impairment loss.

For financial assets measured at amortized cost, if the amount of the impairment loss decreases in a subsequent period and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed (either directly or by adjusting the allowance account for trade receivables) through profit or loss. However, the reversal must not result in a carrying amount that exceeds what the amortized cost of the financial assets would have been had the impairment not been recognized at the date the impairment is reversed.

l **Offsetting financial instruments**

Financial assets and liabilities are set off and the net amount presented in the statement of financial position when, and only when, the company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

m **Derecognition of financial assets**

The company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the company neither transfer nor retain substantially all the risks and rewards of ownership and continues to control the transferred asset, the company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the company retains substantially all the risks and rewards of ownership of a transferred financial asset, the company continues to recognize the financial asset and also recognize a collateralized borrowing for the proceeds received.

n **Other Receivables and Prepayments**

Other receivables and prepayments are carried at amortized cost less any accumulated impairment losses. Prepayments are amortized on a straight line basis to the profit or loss.

3.5.1 **Financial liabilities**

a **Recognition and measurement**

The company recognized a financial liability in the statement of financial position when, and only when, it becomes a party to the contractual provision of the instrument. On initial recognition, the company recognizes all financial liabilities at fair value. The fair value of a financial liability on initial recognition is normally represented by the transaction price. The transaction price for financial liabilities other than those classified at fair value through profit or loss includes the transaction costs that are directly attributable to the issue of the financial instrument. Transaction costs incurred on issue of a financial liability classified at fair value through profit or loss are expenses immediately. Subsequent measurement of financial liabilities depends on how they have been categorized on initial recognition. The company classifies financial liabilities into: Financial liabilities at fair value through profit or loss and other financial liabilities.

b **Financial liabilities at fair value through profit or loss**

Financial liabilities at fair value through profit or loss include 'financial liabilities held for trading' or 'liabilities designated as such on initial recognition'. Financial liabilities are classified in this category when they are held principally for the purpose of selling or repurchasing in the short term (trading liabilities) or are derivatives (except for a derivative that is a designated and effective hedging instrument) or meet the condition for designation in this category. All changes in fair value relating to financial liabilities at fair value through profit or loss are charged to the income statement as they arise.

Financial liabilities that are not classified as fair value through profit or loss fall into this category and are measured cost using the effective interest method.

bi **Classification - Financial liabilities**

"IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

However, under IAS 39 all fair value changes of liabilities designated as at FVTPL are recognised in profit or loss. Whereas under IFRS 9 these fair value changes are generally presented as follows:

The amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in Other Comprehensive Income; and

The remaining amount of change in the fair value is presented in profit or loss.D636

The company has not designated any financial liabilities at FVTPL and it has no current intention to do so. The company's assessment did not indicate any material impact regarding the classification of financial liabilities at 1 January 2021.

bii **Disclosures**

IFRS 9 will require extensive new disclosures, in particular about credit risk and expected credit losses. The company's assessment included an analysis to identify data gaps against current processes and the company is in the process of implementing the system and control changes that it believes will be necessary to capture the required data.

biii **Transition**

The company will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amount of financial assets and financial liabilities resulting from the adoption of IFRS 9 will generally be recognised in retained earnings and reserves as when adopted

biv **Revenue from contracts with customers: IFRS 15**

This standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC-31 Revenue – Barter of Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.

IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2020, with early adoption permitted.

The company has assessed the impact of the adoption of IFRS 15 on its financial statements and the standard does not have significant impact on the company's operations.

c **Other financial liabilities**

The company has the following non-derivative financial liabilities: trade and other payables, company overdraft, borrowings and debt securities in issue which is the convertible bond. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

d **Trade and other payables**

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The fair value of a non-interest bearing liability is its discounted repayment amount. Trade and other payables are not usually premeasured, as the obligation is known with a high degree of certainty and settlement is short-term.

e **Borrowings**

Borrowings are recognized initially at fair value, net of transaction cost incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowing using the effective interest method

Fees paid on the establishment of loan facilities are recognized as transaction cost of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawn-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates

3.5.2 **Investment Properties**

Investment property is property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production of goods and services or for administrative purposes. Investment property is initially measured at cost and subsequently at fair value with any change therein recognised in profit or loss

Cost includes expenditure that is directly attributable to the acquisition of the investment property.

Any gain or loss on disposal of an investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognised in income statement. When an investment property that was previously classified as property, plant and equipment is sold, any related amount included in the revaluation reserve is transferred to retained earnings.

When the use of a property changes such that it is reclassified as property and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting.

3.6 **Property, Plant and Equipment and Depreciation**

3.6.1 **Recognition and measurement**

On initial recognition, items of property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Property, plant and equipment under construction are disclosed as capital work-in-progress. The cost of construction recognized includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized as profit or loss in the statement of comprehensive income.

Land is not depreciated. The assets' residual values and useful lives are reviewed, and adjusted
if appropriate, at the end of each reporting period.

3.6.2 **Subsequent measurement**

After initial recognition, items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the company. Ongoing repairs and maintenance are expensed as incurred.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

3.6.3 Depreciation And Accounting Judgement

Items of property, plant and equipment are depreciated from the date they are available for use or; in respect of capital-work-in-progress, from the date that the asset is completed and ready for use.

Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight line basis over their estimated useful economic lives. The depreciable amount is the gross carrying amount, less the estimated residual value at the end of its useful economic life.

The depreciation rates, methods and the residual values underlying the computation of the annual depreciation are kept under review to take account of any change in circumstances and useful lives.

3.6.4 Accounting Judgements

In the application of the company's accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The company exercises judgement in determining the expected useful lives of items of property, plant and equipment and intangible assets. Factors such as prevailing physical condition of the assets, technological expectations and historical experience with the assets (or similar assets) are assessed at least annually. Changes to these estimates may have significant impact on future results because changes in accounting estimates are accounted for on a prospective basis, through depreciation and amortization expense.

The estimated useful lives for the current and comparative years of significant items of property, plant and equipment are as follows:

Class of Asset	Rate	Useful lives
Aladdin App	10%.	10 Years
Software Applications	20%.	5 Years
Computer Equipment	20%.	5 Years
Office Equipment	20%.	5 Years
Furniture and Fittings	10%.	10 Years

Capital work in progress is not depreciated. Upon completion it is transferred to the relevant asset category. Depreciation methods, useful lives and residual values are reassessed at each reporting date.

The carrying value of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss (determined by comparing net disposal proceeds with carrying amount) arising on derecognition of the asset is included in the income statement in the year the item is derecognized.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less cost to sell and value in use. No property, plant and equipment was impaired as at 31 December 2021.

3.7 Other Judgements

3.7.1 Provisions

In determining the best estimates of a liability of uncertain timing or amount, management makes significant judgement by considering factors such as existing legal contracts, past practices, substance of transactions on a case by case basis and in certain cases it seek professional opinion.

3.7.2 Revenue recognition

In making their judgement on revenue recognition, the directors consider the detailed criteria for the recognition of revenue as set out in IAS 18.

3.7.3 Allowance for doubtful debts/receivables

Impairment assessment of receivables is done continuously in order to reduce the company's financial exposure to any losses on bad debts, an allowance is established to reduce Aladdin Scheme 's net accounts receivable, and profit is decreased by the amount of losses expected to occur.

3.8 Intangible assets

On initial recognition, intangible assets acquired separately (e.g. software) are measured at cost. The cost of a separately acquired intangible asset comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates and any other directly attributable cost of preparing.

After initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

Intangible assets are amortized on a straight-line basis in profit or loss over their estimated useful lives, from the date that they are available for use. Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate

An intangible asset is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss (determined by comparing net disposal proceeds with carrying amount) arising on derecognition of the asset is included in the income statement in the year the item is derecognized.

3.9 Impairment of tangible and intangible assets

At each reporting date, the company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate independent cash flows from other assets, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment at least annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. There was no intangible asset during the year.

3.10 **Employee benefits**

a   **Defined contribution plan**

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts in respect of all employee benefits relating to employee service in current and prior periods.

b   **Pension Scheme**

In line with the provisions of the Pension Reform Act 2016, the company have instituted a defined contribution pension scheme for their permanent staff. Staff contributions to the scheme are funded through payroll deductions. Obligations for contributions to the defined contribution plan are recognized as employee benefit expense in profit or loss in the periods which related services are rendered by employees. Employees contribute 8% each of their monthly emolument while the employer contributes 10% of each employee's monthly emolument.

c   **Other employee benefits**

Wages, salaries, paid annual leave, sick leave, bonuses and non-monetary benefits are recognized as employee benefit expense and accrued when the associated services are rendered by the employees to the company have not been paid.

3.11 Provisions, contingent liabilities and contingent assets

a   Provisions

Provisions are liabilities that are uncertain in amount and timing. A provision is recognized if, as a result of a past event, the company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future pre-tax cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

b   **Contingent liabilities**

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company or the company has an a present obligation as a result of past event. It is not recognized because it is not likely that an outflow of resources will be required to settle the obligation or the amount cannot be reliably estimated. Contingent liabilities normally comprise of legal claims under arbitration or court process in respect of which a liability is not likely to occur. Contingent liabilities are disclosed in the financial statement when they arise.

c   **Contingent assets**

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. Contingent assets are not recognized but are disclosed in the financial statement when they arise.

3.12 Equity

a   **Share Capital and Share Premium**

Equity instruments are contracts that give a residual interest in the net assets of the company. Ordinary shares are classified as equity when there is no obligation to transfer cash and other assets. Equity instruments are recognized at the amount of proceeds received net of incremental costs directly attributable to the transaction. To the extent those proceeds exceed the par value of the shares issued, they are credited to a share premium account. There was no premium during the year.

b   **Dividends on ordinary shares**

Dividends on ordinary shares are recognized as liabilities in the period when they are declared (i.e. the dividends are appropriately authorized and no longer at the discretion of the entity) and approved at the Shareholders' Annual General Meeting.

c   **Retained earnings**

The retained earnings comprise of undistributed profit/(loss) from previous years and current year. Retained earnings is classified as part of equity in the statement of financial position.

3.13 Revenue

Revenue is comprised of the fair value of interest, fees, and commissions earned during the life of the obligations established between the company and its customers. The Net interest income is arrived at after deducting the interest expenses for the period and recognized in the Profit and Loss Statement. Other income are recognized when earned.

3.14 **Cost of Operations and Administration**

Cost of Administration are costs other than inerest expenses or other input cost. They are accounted for on an accrual basis. This include auditors' remuneration, consulting fees, direct property expenses, rent, information technology expenses, marketing costs, indirect taxes and other expenses not separately disclosed towards the day to day running of the business.

3.15 **Finance income**

Finance income comprises interest income on funds invested and changes in the fair value of financial assets at fair value through profit or loss where the company holds such financial assets. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Investment income comprises interest income earned on short-term deposits, rental income and income earned on trading of securities including all realized and unrealized fair value changes, interest, dividends and foreign exchange differences. Investment income is accounted for on an accrual basis.

3.16 **Income tax**

Income tax expense represents the sum of current tax expense and deferred tax expense. Current tax and deferred tax are recognized in profit and loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

a **Current income tax**

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates statutorily enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The company is subject to the following types of current income tax;

Company Income Tax- This relates to tax on revenue and profit generated by the company during the year, to be taxed under the Companies Income Tax Act Cap C21, LFN 2004 as amended to date.

Tertiary Education Tax- Tertiary education tax is based on the assessable income of the company and is governed by the Tertiary Education Trust Fund (Establishment) Act LFN 2011.

The company presents earnings per share (EPS) data for its ordinary shares (EPS) is calculated by dividing the profit or loss attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the period.

b   **Deferred income tax**

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

- temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

- taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset shall be recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

c   **Tax exposures**

In determining the amount of current and deferred tax, the company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

d   **Earnings per share**

The company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the year, adjusted for own shares held (if any). Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held (if any), for the effects of all dilutive potential ordinary shares.

3.17 Capital risk management
Regulatory Capital

The company manages its capital to ensure that it will be able to continue as a going concern, while maximizing the return to stakeholders through the optimization of its capital structure

The capital structure of the company is wholly equity comprised of issued and paid up capital. The company monitors its capital structure to ensure that the target debt equity ratio as stated in its debt covenants is not exceeded. The company is subject to a CBN imposed capital requirements.

Aladdin Scheme Limited currently has share capital of N10,000,000 and a Share holders funds of N64,662,246 as December 31, 2021.

3.18 **Financial risk management**

The company is exposed to market risk, credit risk, operation risks and liquidity risks. The Management team is responsible for monitoring its exposure to each of the mentioned risks. The risk management framework comprises a treasury management and credit control policy approved by the board. This policy provides guidance over all treasury and finance-related matters and is underpinned by delegated authority guidelines and detailed procedures. The main objectives of the policy are to ensure that sufficient liquidity exists to meet the operational needs of the business, to maintain the integrity and liquidity of the investment portfolio, and to manage the impact of foreign exchange and interest rate volatility on the company's net profit.

a **Market risk**

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk affecting the entity are interest rate risk, price risk and foreign exchange currency risk.

b **Interest rate risk management**

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company is not exposed to interest rate risks.

In managing interest rate risk, the company aims to reduce the impact of short-term fluctuations in earnings.

c **Liquidity Risk**

Liquidity risk is the risk that the company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The company approach to managing liquidity is to ensue , as far as possible, that it will always have sufficient liquidity to meet her liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the company's reputation.

The company aims to maintain the level of cash and cash equivalents at an amount in excess of expected cash outflows on financial liabilities (other than trade payables) over the succeeding 60 days. The company also monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other trade payables.

The company monitors its risk to a shortage of funds by maintaining a balance between continuity of funding and by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. To manage liquidity risks, the Finance Department plans for fixed payables and maintains liquidity reserves for huge periodic payments.

b. **Capital Adequacy Ratio**

The CBN Guidelines on Regulatory Capital requires all Deposit Money Banks to maintain the minimum capital and capital buffer requirements as laid out in the guideline in order to cushion against future unexpected losses. Capital adequacy position of a company measures its capital strength and risk profile.

In the assessment of capital adequacy, companys are required to incorporate all regulatory adjustments set out in the Guideline.

For the year ended 31 December 2021, the Capital Adequacy Ratio for Aladdin Scheme was 19.4% as against the regulatory level of 10% (section 3.2 of the Guideline). This is a good posiion This is computed in the table below:

CAPITAL ADEQUACY RATIO

	=N'	=N'	=N'
Total Qualifying Capital			
Equity	10,000,000		
Retained Earning	(18,432,366)		
Share Premium	-		
General Reserves	29,939,612		
Others	-		
TOTAL	21,507,246		
LESS REGULATORY ADJUSTMENTS			
Goodwill	-		
Deferred Tax	-		
Defined Benefit	-		
Others	-		
Total Tier 1 Capital	21,507,246		
Tier 2 Capital	-		
Total Qualifying Capital	21,507,246		

RISK WEIGHTED ASSETS-(RWA)-B	AMOUNT	WEIGHT ATTACHED	RISK WEIGHT AMOUNT
	=N'000=	=N'000=	=N'000=
Cash and Bank Balances	6,452,611	20%	1,290,522
Loan and Advances	52,776,552	100%	52,776,552
Other Assets and prepayments	13,727,728	100%	13,727,728
NCA-PPE	42,915,132	100%	42,915,132
Total Risk Weighted Assets - B	115,872,023		110,709,934
CAPITAL ADEQUACY RATIO-CAR (A/B)			19.43%

3.19 **Foreign currency risk management**

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to the risk of changes in foreign exchange rates arises from foreign currency purchase of operating materials and payment for foreign maintenance support services. Foreign exchange exposure is regularly monitored by the treasury department.

3.20 **Credit risk management**

i Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

The company is primarily exposed to credit risk from its operating activities (primarily from loan and advances) and balances with banks.

The company's Risk Management philosophy is that moderate and guarded risk attitude will ensure sustainable growth in shareholder value and reputation. Extension of credit in the company is guided by its Credit Risk and Portfolio Management Plan, which sets out specific rules for risk origination and management of the loan portfolio. The Plan also sets out the roles and responsibilities of different individuals and committees involved in the credit process.

We recognize the fact that loan assets constitute a significant portion of assets on the statement of financial position. Therefore, we actively safeguard and strive to continually improve the health of our loan portfolio. We scrutinize all applications and weed out potential problem loans during the loan application phase, as well as constantly monitor existing loan portfolio.

The goal of the company is to apply sophisticated but realistic credit models and systems to monitor and manage credit risk. Ultimately these credit models and systems are the foundation for the application of internal rating-based approach to calculation of capital requirements. The development, implementation and application of these models are guided by the company's Basel II strategy.

The pricing of each credit granted reflects the level of risks inherent in the credit. Subject to competitive forces, the company implements a consistent pricing model for loans to its different target markets. The client's interest is guarded at all times, and collateral quality is never the sole reason for a positive credit decision.

The company's credit process requires rigorous proactive and periodic review of the quality of the loan portfolio. This helps us to identify and remediate credit issues proactively.

ii **Credit Process**

The company's credit process starts with portfolio planning and target market identification. There is preliminary screening of credit facility requests against the company's target market and risk acceptance criteria. Screening is done using different automation by third party system to reduce risk and increase collections. The proposed credits are subjected to second level review for bigger loans and approvals to reduce risk of default.

The standard credit evaluation process is based both on quantitative figures from the financial statements and on an array of qualitative factors. Factual information on the borrower is collected as well as pertinent macroeconomic data, such as an outlook for the relevant sector, etc. These subjective factors are assessed by the analyst and all individuals involved in the credit approval process, relying not only on quantitative factors but also on extensive knowledge of the company in question, its industry and its management.

3.21 **Liquidity risk management**

The company monitors its risk to a shortage of funds by maintaining a balance between continuity of funding and by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. To manage liquidity risks, the Finance Department plans for fixed payables and maintains liquidity reserves for huge periodic payments.

3.22 **Capital Commitments and Guarantees**

The company had no contingent liabilities and assets as at 31 December 2021 (31 December 2020-Nil).

3.23 **Contingent liabilities and contingent assets**

No provision has been made in these financial statements for contingent liabilities.

4	Interest and similar Income	2021 (N)	2020(N)
	Interest on loans	55,943,865	-
	Interest income on placement	-	-
		55,943,865	-

5	Interest and similar Expenses		
	Interest paid on customer Deposits	1,004,956	-
	Debt Issued and other borrowed funds	3,631,221	-
		4,636,178	-

6	Fee and Commission		
	Loans Application Fee	968,031	-
	Loan Commission	1,179,831	-
	Loan Processing Fee	706,850	-
	Other Commission	3,622	-
		2,858,334	-

7 **Personnel Expenses**

	2021 (N)	2020(N)
Staff salaries and DSA Costs	18,759,802	-
Welfare expenses	1,219,700	
Pension Contribution	40,000	-
Training Expenses	-	-
	20,019,502	-

8 **Other Operating Expenses**

Sales promotion business Development	753,000	-
Advert and Marketing Exps	8,027,050	-
Network, Internet and I.T integration expenses	914,500	-
Audit fee	550,000	-
Rent and Rates	11,783,695	-
Loan Underwriting Expenses	3,683,512	-
Call center, Telephone and Airtime	7,575,895	-
Legal and Professional Expenses	1,493,560	-
Repair and Maintenance	34,877	-
Office Expenses	268,500	-
Loan Recovery	97,428	-
Bank Charges	199,292	-
Director expenses	750,000	-
License and other Operations Expenses	4,397,744	-
Chargeback Expenses	1,379,506	
Delivery Fee & Postage Expense	19,500	-
		-
TOTAL	41,928,059	-

9 **Depreciation, Amortization and Impairment**

Depreciation on Properties, plant and equipment	5,099,568	-
	5,099,568	-

10 **Impairment losses on financial assets**

Impairment charge on financial assets:		
Loans and receivables	5,219,659	-
Trade receivables	-	-
	5,219,659	-

11 **Realized fair Value gain/ losses**

Financial instrument	-	-
Investment properties	-	-

12 **Unrealized fair Value gain/ losses**

Financial instrument	-	-
Investment properties	-	-

13 **Interest income from other Banks**

Interest income from other companys on a financial asset (deposits and intercompany placements) is recognized when it is probable that the economic benefits will flow to the company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

14 **Dividend Income**

Dividend income from investment is recognized when the shareholder's right to receive payment has been established (provided that it is probable that economic benefits will flow to the company and the amount of income can be measured reliably).

15 **Cash and Bank Balances**

Cash and cash equivalents comprised of cash on hand (petty cash), deposits held at call with companys and other short-term, highly liquid investments with original maturities of three months or less and are subject to an insignificant risk of change in value. Operating company balances are included in company and other cash balances. For the purpose of Cash Flow statement, cash position is stated net of short term loans and overdrafts.

a   The cash position is stated as follows:

	2021 (N)	2020(N)
Bank - money with deposit Money Banks	6,452,611	-
Placement with other Banks	-	-
Cash and Bank Balances as per	6,452,611	-
statement of financial position		
Bank overdraft	-	-
Cash and Bank Balances as per	6,452,611	-
statement of cash flows		

b DETAILS OF BANK POSITION	2021 (N)	2020(N)
Guarantee Trust Bank	730,514	-
Sterling Bank	3,799,849	-
Purple Money MFB	347,393	-
Wema Bank - Flutterwave	4,856	-
Go-Money	1,570,000	-
Total Bank	6,452,611	-
Cash in Vault and Till	-	-
	6,452,611	-

C Placement with Other Banks- Investment	-	-
	-	-
Total Cash and Bank	6,452,611	-

d Treasury Bills	-	-
	-	-

Treasury bill represents balances in the investment in FGN Treasury bills during the period. This is a risk fee investment with appropriate high yield

16 Loans and Advances

i   Loan by type

	2021(N)	2020(N)
Micro Loans	17,798,840	-
Nano Loans	40,197,372	-
		-
Loan Balance	57,996,211	-
Impairment	5,219,659	-
	52,776,552	-

iii Loan and Advances

Maturity and Past Due status	2021 (N)	2020(N)
Performing	35,957,651	-
Between 30- 59days	15,079,015	-
Between 60 - 90days	2,899,811	-
Between 91- 180days	2,899,811	-
Above 180days	1,159,924	-
	57,996,211	-

iv **Allowance for impairment**

	2021(N)	2020(N)
Computed impairment (current)	5,219,659	-
Closing impairment 31 Dec (computed)	-	-
Write back	-	-
Balance charged to P&L	5,219,659	-

17 **OTHER ASSETS AND PREPAYMENTS**

a Details

Other Assets	9,550,000	-
Staff Salary Advance	2,688,810	-
Other receivables	1,488,918	-
	13,727,728	-
Impairement of other assets	-	-
	13,727,728	-
Impairement Allowance for Other Assets		
At 1 january	-	
Charge for the year	-	
Recoveries	-	
At 31 December	-	-

Liabilities

Finance Lease obligation on leasehold	2021 (N)	2020(N)
properties held for sale	-	-
Trade and other payables	-	
Total Liabilities	-	-

18 PROPERTY, PLANT AND EQUIPMENT

18a	DETAILS		Aladdin App	Software App	Office Equipment	Computer & Equipment	TOTAL
	COST/VALUATION	N	N	N	N	N	N
	As at 1/01/2021		-	-	-	-	-
	Additions		40,000,000	2,000,000	385,800	5,628,900	48,014,700
	As at 31/12/2021		40,000,000	2,000,000	385,800	5,628,900	48,014,700
	Accumulated Depreciation						
	As at 1/01/2021		-		-	-	-
	Charge for the year		4,000,000	400,000	64,223	635,345	5,099,568
	As at 31/12/2021	-	4,000,000	400,000	64,223	635,345	5,099,568
	Carrying amount						
	As at 31/12/2021		36,000,000	1,600,000	321,577	4,993,555	42,915,132
	As at 31/12/2020		-	-	-	-	-

18b Property, plant and equipment

Expenditure on Property, Plant and Equipment during the year is analyzed as follows:

	2021 (N)	2020(N)
Aladdin App	40,000,000	
Accounting & Other Software	2,000,000	-
Office Equipment	385,800	-
Computer Equipment	5,628,900	-
	48,014,700	-

No borrowing costs were capitalized during the year.

19 Assets pledged as security

The company does not have any asset pledged as security for liabilities

20 Contractual commitments

There is no other contractual commitment for the purchase of items of property, plant and equipment that has not been accounted for.

21 Deferred Tax Balances

	2021 (N)	2020(N)
Deferred tax assets	-	-
Deferred tax liabilities	-	
Net deferred tax assets/(liabilities)	-	-

Deferred tax asset is derecognized in the account on the likelihood that sufficient taxable profit may not be available in the nearest foreseeable future with which deductible temporary deductions can be utilized.

21.1 Reconciliation of Deferred Tax Balances (at the beginning and at the end of the year):

	Balance @ 1st Jan 2021	Recognized in profit and loss	Recognized in other comprehensive income	Balance @ 31st December 2021
Deferred tax assets	-	-	-	-
Deferred tax liabilities			-	-
Net deferred tax assets	-	-	-	-

		2021 (N)	2020(N)
22	**INVENTORIES**		
a	Cards	-	-
	Total Inventory	-	-

No inventory is pledged as security for liabilities.

		2021 (N)	2020(N)
23	**Bank Loans**		
	Long Term bank Loan	-	-
		-	-
	Short Term Bank Loan	-	-
		-	-
		-	-

		2021 (N)	2020(N)
24	**LIABILITIES**		
a	**Deposits from Customers**		
	Aladdin Investments - Deposits	26,616,568	-
	Savings Accounts Deposits	85,650	-
		26,702,218	-
	Fixed and Term Deposits	-	-
		26,702,218	-
b	**Deposits by account types**		
	Individual Savings Account	26,616,568	-
	Staff account	85,650	-
	Corporate Current Account	-	-
		26,702,218	-
25	**Other Liabilities**		
	Trade Payables	-	-
	Other Accrued Expenses	630,000	-
	Audit and Professional fee	550,000	-
	Purple Money borrowing	22,995,959	-
	Paye provision	-	-
		24,175,959	-

	2021 (N)	2020(N)
26 **Deposit for Shares -**		-
Various		-
	-	-

27 **Fraud and Forgeries**

No fraud case came to our notice during the year

28 **RESERVES**

i **Regulatory Risk Reserve**

IFRS – Based Impairment

	2021 (N)	2020(N)
Specific impairment on loans to customers	5,219,659	-
Specific impairment on investment securities	-	-
Provision for claims and contingencies	-	-
Specific impairment on other Assets	-	-
	5,219,659	-

Prudential Provision		
Specific provision on loans to customers	3,943,742	-
General provision on loan to customer	719,153	-
Repayment by customer during the year	-	-
Interest in suspense	-	-
Specific provision on investment securities	-	-
Provision for claims and contingencies	-	-
Specific provision on other Assets	-	-
	4,662,895	-
Regulatory Risk Reserve	-	-

ii **Movement in Regulatory Reserve during the year 2021**

	2021 (N)	2020(N)
Balance on January 1	-	-
Transfer from Retain Earnings	-	-
Balance at December 31	-	-

This is a reserve that arose by comparing the impairment of risk assets under IFRS and provisions for the risk assets using CBN prudential Guideline. Where the impairement under IFRS is lower than the provision amount under Prudential Guideline, the IFRS impairment figure is recognized in the profit or loss account. However, the difference between the IFRS impairement and the prudential guideline provisioning are transferred from the distributable reserve to non-distributable reserve.

iii **Movement in Retained Earnings (General Reserve)**

	2021 (N)	2020(N)
Balance, beginning of year	-	-
Transfer (to)/from Regulatory Reserve	-	-
Transfer from profit and loss account	(18,432,366)	-
Balance, end of year	(18,432,366)	-

iv **Movement in Statutory Reserve**

Balance, beginning of year	-	-
Amount reinstated	-	-
Adjusted Retain Earnings	-	-
Transfer from profit and loss account	-	-
Balance, end of year	-	-

29 RELATED PARTIES

(i) Related parties: Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial and operational decisions, or one other party controls both. The definition includes investment as well as key management personnel.

(ii) Transaction with key management personnel: The Entity's key management personnel, and persons connected with them, are also considered related parties. The definition of key management includes the close members' family of key personnel and any entity over which key management exercise control. Close members families are those family members who may be expected to influence, or be influenced by that individual in their dealings with Aladdin Scheme Ltd. and its related entities/parties.

Loans and advances	-	-
	-	-
Deposits	-	-
	-	-

There is no related party transactions that came to our notice during the year.

30 TAXATION

a Taxes are charged at the rate of 2% for education tax and 30% for Company income tax based on adjusted accounting profits in accordance with the CIT Act 1990 as amended.

	2021 (N)	2020(N)
(a) The movement on tax payable account was as follows:		
Balance, beginning of year	-	-
Payments/adjustments during the year	-	-
Current year charge (Note (b) below)	331,600	-
Balance, end of year	331,600	-

	2021 (N)	2020(N)
(b) Current Income Tax reported in Income Statements		
Company income tax (Tax Schedule)	331,600	-
Education levy	-	-
Prior year (over)/ under - provision	-	-
Deferred tax		
Income Tax	331,600	-

(c) Corporate income tax has been computed at the current Company income tax rate of 30% (2020: 30%) plus education levy of 2% (2020: 2%) on the profit for the year after adjusting for certain items of income and expenditure which are not deductible or chargeable for tax purposes. The Tax expense was based on minimum tax provision and it relates to Net Assets

b   Current tax expense

	2021 (N)	2020(N)
Company Income tax	331,600	-
Tertiary education tax	-	-
Capital gain tax	-	-
Information technology development levies	-	-
Deferred tax expense	-	-
Deferred tax asset	-	-
Deferred tax liabilities	-	-
Tax income/expense	331,600	-

The charge for taxation in these financial statements were based on the provisions of the Company Income Tax Act CAP C21, LFN 2004 as amended and the Education Tax Act, CAP E 4, LFN 2004.

Reconciliation of total Tax Charge

	2021 (N)	2020(N)
Accounting profit before tax	(18,100,766)	-
Charged at statutory 30%	331,600	-
Income not subject to tax		
None deductible expense for tax purpose		
Tax impact of balancing charge		
Education Tax	-	-
Tax effect of the difference in profit used		
Income tax expense reported in profit or loss account		
	331,600	-

c   **Reconciliation of effective tax rate**

The tax on the company's profit before tax differs from the theoretical amount as follows:

d   **Tax Rates**

The tax rates used for the 2021 and 2020 reconciliations above are as follows:

	2021 (N)	2020(N)
Company income tax	30%	30%
Education tax	2%	2%
Information technology development levies	1%	1%
Capital gain tax	10%	10%

31 **SHARE CAPITAL**	2021 (N)	2020(N)
Share capital comprises:		
(a) Authorized:		
10,000,000 Ordinary shares of N1 each	10,000,000	-
(b) Allotted Shares:		
10,000,000 Ordinary shares of N1 each	10,000,000	-
c) Share Premium Account	29,939,612	-
d) Other Investors - Shares yet to be allotted	43,155,000	-

32 **Gearing Ratio**

The gearing ratio are as follows:

	2021 (N)	2020(N)
Debts (current and non-current) - (a)	-	-
Less: Cash and cash equivalents	6,452,611	-
Net debts	6,452,611	-
Equity - (b)	29,939,612	-
Net debt to equity ratio (a/b)	0.22	-

(a) - Debt is defined as a long and short term borrowings (excluding derivatives an financial guarantee contracts)

(b) - Equity includes all capital and reserves of the company that are managed as capital.

33 **Finance costs**

Interest on bank overdrafts	-	-
Interest on bank loans	-	-
Current tax liabilities	331,600	-
Other interest expense/Charges	-	-
Total finance costs recognized in profit or loss		
less: amounts included in the cost of qualifying assets	-	-
Finance cost (net of capitalized borrowing costs)	-	-

34 **Earnings per share**

Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the year.
The basic and diluted earnings per share are the same as there are no instruments that have dilutive effect on earnings.

	2021 (N)	2020(N)
Net profit attributable to owners of business	(18,432,366)	-
Number of shares in issue	29,939,612	-
Basic earnings per share	(0.62)	-
Diluted earnings per share	(0.62)	-

There have been no other transactions involving ordinary shares between the reporting date and the date of completion of these financial statements which would require reinstatement of earnings per share

35 **Events after the reporting period**

There were no events after the reporting period that could have had a material effect on the financial statement of the company as at 31 December 2021 that have not been taken into accounts in these financial statements.

36 Other supplementary Information

	2021 (N)	2020(N)
(a) General information		
Profit before taxation for the year is stated after charging the following:		
Depreciation on fixed assets	5,099,568	-
Auditors' remuneration	550,000	-
(b) Staff and directors' costs:		
Aggregate salaries and wages	20,019,502	-
Other indirect employee costs	-	-
Director's emolument	-	-
The director's remuneration shown above includes:		
Highest paid director	-	-

(c) The average number of persons employed during the year was:

	2021 Number	2020 Number
Management staff	2	-
Senior / middle level staff	3	-
Junior staff	29	-

(d) Higher paid employees

Higher paid employees of the company, other than directors received emoluments (excluding pension contributions and certain benefits) in the following ranges:

	Number	Number
N400,001 - N1,000,000	17	-
N1,000,001 - N3,000,000	17	-
Above N3,000,000	-	-

(e) **Employee benefits**

Defined contribution plan

The company operates a contributory pension scheme for the benefit of its permanent staff. Contributions are made by the company and employees at the rate of 8.0% each of the employees' relevant emoluments (Basic, Housing and Transportation allowances). The contributions are remitted to the Pension Fund Administrators as provided in the Pension Fund Reform Act 2004. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(f) **Other employee benefits**

Other short and long-term employee benefits, are recognized as an expense over the period in which they accrue.

37 STATEMENT OF ADDED VALUE	2021 (N)	%	2020(N)	%
NET INCOME	48,946,363		-	
Cost of bought - in materials and services	(41,928,059)		-	
Value Added (by operations)	7,018,304		-	
Other income	-		-	
Value Added (total)	7,018,304	100	-	-
Applied to pay:				
Employee costs	20,019,502	285	-	-
Government as taxes	331,600	5	-	-
Retained in the business:				
- Depreciation	5,099,568	73	-	-
- Profit for the year	(18,432,366)	(263)	-	-
	7,018,304	100	-	-

FINANCIAL SUMMARY   **2021(N)**

ASSETS

Cash at bank and in hand	6,452,611
Loans and Advances	52,776,552
Trade debtors/other Receivables	13,727,728
Properties, Plant and Equipment	42,915,132
TOTAL ASSETS	**115,872,023**

LIABILITIES

Customers' Deposit Liabilities	26,702,218
Deposit for Shares	-
Taxation Payable	331,600
Payable and Other Liabilities	24,175,959
TOTAL LIABILITIES	51,209,777
NET ASSETS	**64,662,246**

CAPITAL AND RESERVES

Share capital	10,000,000
Share Premium	29,939,612
	43,155,000
Profit and Loss account (Reserves)	(18,432,366)
TOTAL EQUITY	**64,662,246**

Gross Income	**54,166,022**
Profit on ordinary activities before tax	(18,100,766)
Profit on ordinary activities after tax	(18,432,366)
Earnings per share (kobo)	(1.81)

Financial Statements
Aladdin Digital Bank

As at December 31, 2022



Content

FINANCIAL HIGHLIGHTS   USD

GROSS EARNING	325,619
NET INTEREST INCOME	294,320
FEE AND COMMISSION INCOME	29,306
TOTAL LOAN AND ADVANCES	387,316
PROFIT/ (LOSS) BEFORE TAXATION	28,102
TAXATION	-
PROFIT/ (LOSS) AFTER CURRENT YEAR TAXATION	28,102
TOTAL ASSETS	564,733
SHAREHOLDER'S FUND	547,758
PER SHARE DATA	
EARNINGS PER SHARE	1.16

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER, 2022

ASSETS	NOTES	Dec. 2022
		USD
Cash and Bank Balances	7	84,075
Loan and Advances to Customers	8	387,316
Other Assets and Prepayments	9	5,934
Property, plant and Equipment	10	87,408
TOTAL ASSETS		**564,733**
LIABILITIES		
Customers' Deposit Liabilities	11	8,459
Taxation Payable		-
Other Liabilities	11	8,516
TOTAL LIABILITIES		**16,975**
Equity		
Share Capital	14	24,331
Share Premium	14	72,846
Institutional Investors Deposits for shares	14	470,637
Retained earnings		(20,056)
Regulatory Risk Reserve		-
Total equity attributable to Shareholders		**547,758**
Total Equity and Liabilities		**564,733**

Statement of Profit or Loss and Other Compr Income - 31 Dec, 2022

Income Statement	NOTES	Dec. 2022
		USD
Interest Income	1	296,313
Interest Expense	2	1,993
Net Interest Income		294,320
Fee and Commission Income	3	29,306
Fee and Commission Expenses		-
		29,306
Other Income		-
Total Net Income		323,626
Impairment Loss on fin. Assets (current year	6	11,219
Net Operating Income (after Impairment)		312,406
Personnel Expenses	4	128,568
Depreciation and Amortization	10	22,546
Other Operating Expenses	5	133,190
Total Operating Expenses		284,304
Profit before Income Tax		28,102
Income Tax Expense	13	-
Profit for the Year after Tax		28,102
Profit or Loss Brought Forward		(48,158)
Other Comprehensive Income		
Items that Dec subsequently be reclassified to profit or loss		-
Net fair value gains/(loses) on available-for sale financial assets		-
Items that will not be subsequently be reclassified to profit or loss		-
Revaluation surplus of properties		-
Loss on available for sale investments		-
Tax on other comprehensive income		-
Total comprehensive income/(loss) for the year		(20,056)
Earnings per Share		1.16

STATEMENT OF CHANGE IN EQUITY

	Investors Deposits	Share Premium	Share Capital	Retained Earnings	Total
	USD	USD	USD	USD	USD
At December 2021	105,000	72,846	24,331	(48,158)	154,018
Issue of Shares			-	-	-
At January 2022	105,000	72,846	24,331	(48,158)	154,018
Profit / (Loss) for the year	-	-	-	28,102	28,102
Investors Deposits	365,637	-	-	-	365,637
At Dec 2022	470,637	72,846	24,331	(20,056)	547,758

NOTES

		Dec. 2022
		USD
1	**Interest and similar Income**	
	Interest on loans	296,313
	Interest income on placement	-
		296,313
2	**Interest and similar Expenses**	
	Interest paid on customer Deposits	1,993
	Debt Issued and other borrowed funds	
		1,993
3	**Fee and Commission**	
	Loans Application Fee	3,582
	Loan Processing Fee	2,931
	Other Commission	22,793
		29,306
4	**Personnel Expenses**	
	Staff salaries	126,434
	Payrol and other Pension Contribution	1,087
	Training Expenses	1,046
		128,568
5	**Other Operating Expenses**	
	Airtime cost	1,708
	SAGAMY	1,217
	Advertising Expense	35,840
	Bank Charges	1,456
	Legal and Professional Expense	6,204
	Licenses Expense	7,299
	Network & I.T Expenses	23,667
	Rent or Lease Expense	14,752
	Telephone and Communication Expense	3,018
	Underwriting Exps	7,120
	Office Expenses	1,446
	Staff Welfare Expenses	2,292
	Repairs Expense	355
	GSD ACCELERATOR	6,077
	Business Development	20,374
	Virtual cards	365
	TOTAL	133,190

		Dec. 2022
6	**Impairment losses on financial assets**	**USD**
	Impairment charge or Other Expense	
	Held to maturity	-
	Loans and receivables	23,919
	Available for sale	-
	Trade receivables	-
	-	23,919

7 **Cash and Bank Balances**

Cash and cash equivalents comprised of cash on hand (petty cash), deposits held at call with banks and other short-term, highly liquid investments with original maturities of three months or less and are subject to an insignificant risk of change in value. Operating bank balances are included in bank and other cash balances. For the purpose of Cash Flow statement, cash position is stated net of short term loans and overdrafts.

a The cash position is stated as follows:

	Dec. 2022
	USD
Bank - money with deposit Money Bank	84,075
Cash and Vault position	-
Cash and Bank Balances as per	84,075
statement of financial position	
Bank overdraft	-
Cash and Bank Balances as per	84,075
statement of cash flows	

b **DETAILS OF BANK POSITION**

	Dec. 2022 USD
GTBank 1	37
GTBank 2	292
GTBank Loan A/c	182
Gtbank/USD Account	76,622
Wema	120
Sterling	-
Paystack	1,412
Wooven Account	80
Purple Money MFB	2,332
UBA-ASL	49
Sun Trust	2,949
Total Bank	84,075
Cash in Vault and Till	-
	84,075

C **Placement with Other Banks**

Investment	-
	-
Total Cash and Bank	- 84,075

d **Treasury Bills** — -

Treasury bill represents balances in the investment in FGN Treasury bills during the period. This is a risk fee investment with appropriate high yield

8 **Loans and Advances**

i Loan by type

	Dec. 2022 USD
Micro Loans	411,235
Nano Loans	-
Loan Balance	411,235
Impairment	23,919
	387,316

iii Loan and Advances

Maturity and Past Due status	Dec. 2022 USD
Performing	296,089
Between 30- 59days	44,524
Between 60 - 90days	70,621
Between 91- 180days	-
Above 180days	-
	411,235

iv	**Allowance for impairment**		**Dec. 2022**
			USD
	At 1 January		12,700
	Charge at End of Period		23,919
	As at Dec 30 - Charged to P and L.		11,219

9 Other Assets and prepayments

a Details

Other Prepaid	4,717
Staff Loan	1,217
	5,934
Impairement of other assets	-
	5,934

Impairement Allowance for Other Assets

At 1 january	-
Charge for the year	-
Recoveries	-
At 31 Dec.	-

10 Property, plant and equipment

DETAILS	Computer & Equipment	Software	TOTAL
COST/VALUATION	**USD**	**USD**	**USD**
As at 1/01/2022	14,634	100,973	115,608
Additions	4,022	3,349	7,371
As at 31/12/2022	18,656	104,322	122,978
Accumulated Depreciation			
As at 1/01/2022	2,927	10,097	13,024
Charge for the year	3,420	19,126	22,546
As at 31/12/2022	6,347	29,223	35,570
Carrying amount			
As at 31/12/2022	12,309	75,099	87,408

11 LIABILITIES

	Dec. 2022
a **Deposits from Customers**	USD
Current Accounts Deposits	-
Flex Savings	569
Savings Accounts Deposits	7,889
	8,459
Fixed and Term Deposits	-
	8,459
b **Other Liabilities**	
Trade Payables - Loan from Purple	-
Other payables	-
Software payable	1,217
Other Accrued Expenses	7,299
	8,516

	Dec. 2022
12 **Deposit for Shares** -	USD
Investors Deposits - Institutional	353,144
Investors Deposits - Wefunder	117,494
	470,637

	Dec. 2022
13 (a) The movement on tax payable account was as follows:	
Balance, beginning of year	-
Payments/adjustments during the year	-
Current year charge (Note (b) below)	-
Balance, end of year	-

(b) Current Income Tax reported in Income Statements

Company income tax (Tax Schedule)	-	-
Education levy	-	-
Prior year (over)/ under - provision		-
Deferred tax		
Income Tax		-

	Dec. 2022
14 **Share Capital**	USD
Share capital comprises:	
(a) Authorized:	
10,000,000 Ordinary shares of N1 each	24,331
(b) Allotted Shares:	
10,000,000 Ordinary shares of N1 each	24,331
C) Share Premium Account	72,846
d) Institutional Investors/Individual Share payment (unallocated)	353,144
e) Other private Crowd Investors - Wefunder (unallocated)	117,494
Total unalloted Investments	470,637